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                              SCHEDULE 13G

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1 )*
                                   ---

                         BioReliance Corporation
    -----------------------------------------------------------------
                            (Name of Issuer)


                Common Stock (par value $0.01 per share)
    -----------------------------------------------------------------
                       (Title Class of Securities)


                               090951 10 4
                 --------------------------------------
                             (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                         -------------------------
CUSIP NO. 090951 10 4                  13G                PAGE 2 OF 5 PAGES
                                                               --   --
-----------------------------                         -------------------------


------- -----------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Sidney R. Knafel
------- -----------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) |_|
                                                                (B) |_|
------- -----------------------------------------------------------------------
   3    SEC USE ONLY

------- -----------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
------- -----------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                    3,066,375**

       SHARES
                    ----- -----------------------------------------------------
                     6    SHARED VOTING POWER
    BENEFICIALLY
                                  -0-
      OWNED BY
                    ----- -----------------------------------------------------
        EACH         7    SOLE DISPOSITIVE POWER

                                     3,066,375**
     REPORTING
                    ----- -----------------------------------------------------
       PERSON        8    SHARED DISPOSITIVE POWER
        WITH
                                  -0-
------- -----------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,066,375**
------- -----------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                  [X]
------- -----------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                36.3%
------- -----------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                IN
------- -----------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------------------------------------------------------------------
     ** This figure includes 581,922 shares owned by Mr. Knafel, 635,487 shares owned by a corporation of which Mr. Knafel is the sole shareholder, and 16,000 shares that Mr. Knafel may acquire upon the exercise of vested stock options. This figure also includes 59,010 shares owned by the estate of Mr. Knafel's former spouse, Susan R. Knafel, 1,482,047 shares owned by trusts for the benefit of Mr. Knafel's children and 291,909 shares held by the Knafel Family Foundation, a private charitable foundation of which Mr. Knafel is a director and officer, as to which shares Mr. Knafel disclaims beneficial ownership. This figure excludes 197,566 shares held by Andrew G. Knafel, an adult child of Sidney R. Knafel, as to which shares Mr. Knafel disclaims beneficial ownership.

     ITEM 1.

     (a)Name of Issuer
          BioReliance Corporation

     (b)Address of Issuer's Principal Executive Offices
          14920 Broschart Road, Rockville, Maryland 20850

     ITEM 2.

     (a)Name of Person Filing
          Sidney R. Knafel

     (b)Address of Principal Business Office or, if none, Residence 810 Seventh Avenue
          New York, NY 10019

     (c)Citizenship

          United States

     (d)Title of Class of Securities

          Common Stock, par value $0.01 per share

     (e)CUSIP Number

          090951 10 4


     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not Applicable

     ITEM 4. OWNERSHIP
     (a)Amount Beneficially Owned

          3,066,375*

     ---------------
     * This figure includes 581,922 shares owned by Mr. Knafel, 635,487 shares owned by a corporation of which Mr. Knafel is the sole shareholder, and 16,000 shares that Mr. Knafel may acquire upon the exercise of vested stock options. This figure includes 59,010 shares owned by the estate of Mr. Knafel's former spouse, Susan R. Knafel, 1,482,047 shares owned by trusts for the benefit of Mr. Knafel's children and 291,909 shares held by the Knafel Family Foundation, a private charitable foundation of which Mr. Knafel is a director and officer, as to which shares Mr. Knafel disclaims beneficial ownership. This figure excludes 197,566 shares held by Andrew G. Knafel, an adult child of Sidney R. Knafel, as to which shares Mr. Knafel disclaims beneficial ownership.

     (b)Percent of Class

          36.3% (based on 8,431,979 shares outstanding as of December 31,
          2003)

     (c)Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               1,233,409

          (ii) shared power to vote or to direct the vote

               291,909

          (iii)sole power to dispose or to direct the disposition of

               1,233,409

          (iv) shared power to dispose or to direct the disposition of

               291,909

     ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
             Not Applicable

     ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
             Not Applicable

     ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not Applicable

     ITEM 9. NOTICE OF DISSOLUTION OF GROUP
             Not Applicable

     ITEM 10.CERTIFICATION
             Not Applicable

--------------------------------------------------------------------------------

     *This figure includes 581,922 shares owned by Mr. Knafel, 635,487 shares owned by a corporation of which Mr. Knafel is the sole shareholder, and 16,000 shares that Mr. Knafel may acquire upon the exercise of vested stock options. This figure also includes 59,010 shares owned by the estate of Mr. Knafel's former spouse, Susan R. Knafel, 1,482,047 shares owned by trusts for the benefit of Mr. Knafel's children and 291,909 shares held by the Knafel Family Foundation, a private charitable foundation of which Mr. Knafel is a director and officer, as to which shares Mr. Knafel disclaims beneficial ownership. This figure excludes 197,566 shares held by Andrew G. Knafel, an adult child of Sidney R. Knafel, as to which shares Mr. Knafel disclaims beneficial ownership.

     INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        By:    /s/ Sidney R. Knafel
                                           ------------------------------------
                                                   Sidney R. Knafel

                                        Dated:  1/6/04
                                                -------------------------------